SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2016

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

INDIVIDUAL FORM

Article 11 - CVM Instruction # 358/2002

In November 2016:

( X ) the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002.(1)

(   ) no securities and derivatives operations took place, in compliance with Article 11 - CVM Instruction # 358/2002, with my securities and derivatives positions as follows.

Company Name: Ambev S.A.
Name: Ambev S.A.					CPF/CNPJ: 07.526.557/0001-00
Qualification: Outstanding Shares in Treasury

Initial Balance

Securities / Derivatives	Securities Characteristics (2)			Quantity		%
						Same Class and Type	Total
Shares	Common			17,925,223		0.1140	0.1140

Transactions in the month

Securities / Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
Shares	Common	Direct with the Company	Conversion in ADRs	14	34,821	0.00000	0.00
Shares	Common	Direct with the Company	Conversion in ADRs	18	55,575	0.00000	0.00
			Total Conversion ADRs (Out)		90,396		0.00
Shares	Common	Direct with the Company	Exerc Options	07	112,975	9.35960	1,057,400.81
Shares	Common	Direct with the Company	Exerc Options	07	95,210	11.97200	1,139,854.12
Shares	Common	Direct with the Company	Exerc Options	08	71,700	1.74648	125,222.62
Shares	Common	Direct with the Company	Exerc Options	08	46,000	3.57096	164,264.16
Shares	Common	Direct with the Company	Exerc Options	14	9,950	1.54284	15,351.26
Shares	Common	Direct with the Company	Exerc Options	14	119,500	1.74648	208,704.36
Shares	Common	Direct with the Company	Exerc Options	14	52,850	3.57096	188,725.24
Shares	Common	Direct with the Company	Exerc Options	14	36,150	9.35960	338,349.54
Shares	Common	Direct with the Company	Exerc Options	28	24,850	3.57096	88,738.36
Shares	Common	Direct with the Company	Exerc Options	28	30,125	9.35960	281,957.95
Shares	Common	Direct with the Company	Exerc Options	30	119,320	11.97200	1,428,499.04
			Total Sell		718,630		5,037,067.46
Shares	Common	Direct with the Company	Plan of Shares Acquisition	07	122,138	17.99	2,197,262.62
Shares	Common	Direct with the Company	Plan of Shares Acquisition	14	6,032	17.30	104,353.60
Shares	Common	Direct with the Company	Plan of Shares Acquisition	28	21,123	17.55	370,708.65
			Total Buy		149,293		2,672,324.87

Final Balance

Securities / Derivatives	Securities Characteristics (2)			Quantity		%
						Same Class and Type	Total
Shares	Common			17,265,490		0.1098	0.1098

(1)      When filling in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.

(2)      Issue/Series, convertibility, simple, term, guaranties, type/class, among others.

(3)      Quantity multiplied by price.

INDIVIDUAL FORM

Article 11 - CVM Instruction # 358/2002

In November 2016:

( X ) the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002.(1)

(  ) no securities and derivatives operations took place, in compliance with Article 11 - CVM Instruction # 358/2002, with my securities and derivatives positions as follows.

Company Name: Ambev S.A.
Name: Ambev S.A.					CPF/CNPJ: 07.526.557/0001-00
Qualification: Outstanding Shares in Treasury

Initial Balance

Securities / Derivatives	Securities Characteristics (2)			Quantity		%
						Same Class and Type	Total
ADR (*)	Common			0		0.0000	0.0000

Transactions in the month

Securities / Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price USD	Volume (USD) (3)
ADR (*)	Common	Direct with the Company	Conversion in ADRs	14	34,821	0.00000	0.00
ADR (*)	Common	Direct with the Company	Conversion in ADRs	18	55,575	0.00000	0.00
			Total Conversion ADRs (In)		90,396		0.00

ADR (*)	Common	Direct with the Company	Plan of Shares Acquisition	14	17,504	5.01	87,696.70
			Total Buy		17,504		87,696.70

ADR (*)	Common	Direct with the Company	Exerc Options	14	52,325	1.6760000	87,696.70
ADR (*)	Common	Direct with the Company	Exerc Options	18	55,575	0.0447410	2,486.48
			Total Sell		107,900		90,183.18

Final Balance

Securities / Derivatives	Securities Characteristics (2)			Quantity		%
						Same Class and Type	Total
ADR (*)	Common			0		0.0000	0.0000

1.       When filling in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.

2.       Issue/Series, convertibility, simple, term, guaranties, type/class, among others.

3.       Quantity multiplied by price.

(*) Each ADR is equivalent to 1 (one) share.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 09, 2016

AMBEV S.A.

By:	/s/ Ricardo Rittes de Oliveira Silva
Ricardo Rittes de Oliveira Silva Chief Financial and Investor Relations Officer